Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary name	Jurisdiction of incorporation

NetSuite Australia PTY LTD.	Australia
NetSuite Canada Inc.	Canada
NetSuite Hong Kong Limited	Hong Kong
NetSuite K.K.	Japan
NetSuite (Philippines) Inc.	Philippines
NetSuite Software (Asia Pacific) Pte. Ltd.	Singapore
NetSuite UK Limited	United Kingdom
OpenAir, Inc.	Delaware
QuickArrow, Inc.	Delaware